EXHIBIT 99.1

mCloud Technologies Warrants to Commence Trading on Nasdaq Under the Symbol "MCLDW"

  Also reports major progress being made in the Middle East and other key initiatives globally
  Expects to add more than 10,000 AssetCare™ oil and gas assets in 2022
  Early outlook for 2022 includes plans to have more than 90,000 connected assets by year-end

SAN FRANCISCO, Feb. 15, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced the warrants issued in connection with the Company's underwritten public offering originally announced on November 24, 2021 (the "Warrants") have been approved for listing on Nasdaq. The Warrants are expected to commence trading on or about February 15, 2022 under the symbol MCLDW.

A total of 2,415,000 Warrants have been issued. Each Warrant enables the holder to acquire one common share of the Company at a price of US$4.75 per share. The Warrants expire on November 29, 2026 and the CUSIP is 582270179.

Update on AssetCare Oil and Gas Growth Worldwide

mCloud also announced today the progress being made on key global initiatives across the Company.

The Company announced on January 25, 2022 it had signed a Memorandum of Understanding ("MOU") with Aramco to jointly deliver ESG applications enabling the decarbonization of oil and gas assets.

Among these are applications to facilitate the automation of Leak Detection and Repair ("LDAR"), 3D digital twins, connected worker solutions, and digitalized facility operations and maintenance capabilities. In addition to the Company's collaboration with Aramco, mCloud has established relationships with other oil and gas companies in the Kingdom of Saudi Arabia and abroad, immediately targeting over 10,000 oil and gas assets for AssetCare implementation through the Company's ESG-Digital Hubs in Saudi Arabia and Houston. Most of these are anticipated to be fully connected in 2022.

Update on Connected Buildings in North America

The Company has begun to connect retail buildings leveraging advancements in the demand response capabilities originally unveiled by mCloud on June 9, 2021. This progress includes buildings in areas served by Con Edison in New York state.

mCloud is using AI to enable substantial energy efficiency improvements in commercial buildings with electric vehicle ("EV") charging stations. Communication with the energy grid allows AssetCare-connected buildings to optimize energy consumption at peak times of day, load balancing HVAC, EV, and other major loads that draw on the energy grid and local energy storage, creating considerable energy cost savings for customers and helping them manage the full energy envelope of their buildings.

New buildings in North America using this demand response capability are expected to be online in the first half of 2022 with substantial growth in uptake anticipated in the second half of the year.

Additionally, AssetCare for HVAC and Indoor Air Quality solutions are expected to see growth in North America as mCloud leverages previously announced partnerships and engagements to drive new business development. Buildings already connected are seeing measurable benefit from the solution and the Company plans to publish case studies showcasing the improvements customers have seen soon.

2022 Outlook

The Company provided a look-ahead view into 2022. mCloud operated within the constraints of ongoing pandemic restrictions, which persisted to the end of 2021. As the Company enters February 2022, mCloud is now positioned to accelerate the pace at which it adds new connected assets as these restrictions begin to ease.

Considering current visibility into recently signed contracts, master service agreements, the addition of new connected assets for existing AssetCare deployments, and the anticipated easing of pandemic restrictions, mCloud expects to deliver C$18 million to C$22 million in total revenue with gross margin between 60% to 62% in the first half ending June 30, 2022. Approximately 80% of these revenues are expected to be recurring revenues categorized as AssetCare Over Time, consistent with more modest contributions from AssetCare Initialization revenues as the Company begins to ramp up growth in connected assets.

For the second half of 2022 ending December 31, 2022, the Company anticipates it will be able to further accelerate the onboarding of backlogged connected assets alongside new customer acquisition and delivery in tandem with the build-up of ESG-Digital Hubs in Saudi Arabia and Houston, targeting C$25 million to C$32 million in total revenue with gross margin between 62% to 65%, benefitting from less sensitivity to fixed costs due to a larger base of AssetCare Over Time revenue.

Approximately 70 to 75% of these revenues are anticipated to be in the AssetCare Over Time category following expected pick-up in AssetCare Initialization revenues as new assets continue to be added. The Company notes there is potential for further upside depending on the pace of activity in Saudi Arabia and the Middle East.

On an Operating EBITDA basis, defined by the Company as gross profit less all direct expenses, mCloud expects to surpass break-even sometime in late 2022 even with taking on costs related to listing on Nasdaq.

On a connected asset basis, the Company expects to have more than 90,000 connected assets at the end of 2022, with a substantial proportion of these new assets to come from the Middle East and mCloud's new oil and gas hub in Houston, Texas.

mCloud President and CEO Russ McMeekin commented on the Company's 2022 outlook:

"Our recently announced Memorandum of Understanding with Aramco presents major near-term and long-term growth opportunities for mCloud and will soon translate into new connected assets for us in the Kingdom of Saudi Arabia. Depending on how quickly we are able to achieve certain milestones together with Aramco, we see the potential for significant upside to our 2022 estimates."

"With the urgent demand for new technologies to meet the rising bar for LDAR and mitigating methane emissions across the oil and gas industry, mCloud is well-placed to bring AssetCare to digitize and connect oil and gas assets no matter where they are on the planet. We look forward to sharing more about our LDAR activities in the months ahead. These will be additive to our efforts in Alberta as we approach the one-year anniversary of our February 2021 announcement with Invest Alberta Corporation, where we continue to focus on ESG applications that we see yielding further material progress by the middle of 2022. We are pleased to see the Province of Alberta taking steps to ease pandemic restrictions."

"We are poised to see greater than 40% year-on-year growth in our business. In a nod to our recently announced partnership with the Mercedes-EQ Formula E Team in January, we have been working with automotive dealerships across North America, with several in plan to go live sometime this Spring. We are also hard at work bringing onboard new 3D Digital Twin and AssetCare Mobile connected worker solutions to these sites around the world. We are already developing new customer engagements because of this partnership."

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the commencement of warrant trading on Nasdaq, the timing of the delivery of AssetCare oil and gas implementations, plans to scale oil and gas connections through its ESG-Digital hubs in Saudi Arabia and Houston, the connection of buildings using the Company's demand response capability, the publication of customer case studies for the Company's HVAC and Indoor Air Quality solution, and the Company's outlook on revenues in 2022.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:05e 15-FEB-22